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April 17, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Geoff Kruczek, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hudson Global, Inc.
Preliminary Proxy Statement filed by Lone Star Value Investors, LP, et al.
Filed on April 7, 2014 (the “Proxy Statement”)
File No. 000-50129

Dear Mr. Kruczek:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 8, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our clients, Lone Star Value Management, LLC (together with its affiliates, “Lone Star Value”) and Bradley L. Radoff (collectively, the “Lone Star Value Group”), and we provide the following responses on the Lone Star Value Group’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Proposal Number 1: Election of Directors, page 11

1.
We note your revisions in response to prior comment 4. Please revise to provide more detail regarding the “operational turnaround plan,” which shareholder unfriendly provisions you will attempt to eliminate and how you intend to structure executive compensation. If you do not have a specific plan for each of these actions, please revise to disclose that fact. Please also revise to clarify how you intend to address the concern on page 8 regarding directors’ lack of sufficient stock ownership.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 17, 2014

The Lone Star Value Group acknowledges the Staff’s comment and has revised the Proxy Statement to provide more detail regarding its “operational turnaround plan,” which shareholder unfriendly provisions it will attempt to eliminate, how it intends to structure executive compensation, and how it intends to address directors’ lack of sufficient stock ownership. Supplementally, the Lone Star Value Group notes that greater detail on a proposed operational turnaround plan is difficult to confirm because the Company reports results based on geographic lines rather than on business lines making its public disclosure opaque and not sufficiently informative to allow for detailed analysis of available operational efficiencies.  However, the Nominees have deep experience and expertise in identifying opportunities to streamline operations and orchestrate turnarounds at public companies as evidenced by the positive results at Digirad Corporation (NASDAQ: DRAD) and Crossroads Systems, Inc. (NASDAQ:CRDS) where the Nominees worked together as directors to staunch massive losses since they joined these companies’ boards.  The Nominees have every confidence that if elected and with the benefit of the information directors are privy to, they will be able to hone in on more specific operational efficiencies and opportunities and will be invaluable in the Board’s efforts to restore the Company to profitability.  See pages 6, 8 and 9 of the Proxy Statement for the Lone Star Value Group’s revised disclosure.

*            *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Jeffrey E. Eberwein, Lone Star Value Management, LLC
Aneliya S. Crawford, Esq., Olshan Frome Wolosky LLP